UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

NOWIGENCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

7370

(Primary Standard Industrial

Classification Code Number)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

418 Broadway, 2nd Floor, Albany, NY 12207

704-275-5522

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Nowigence, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

Nowigence, Inc. is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 418 Broadway, 2nd Floor, Albany, NY 12207. Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity. Our telephone number is 704-275-5522. We will soon be updating our website www.nowigence.com specifically meant for investor relations and launching a new web-based product website www.lille.ai targeting specific customers.

Nowigence Inc. and its subsidiary (OTCQB: NOWG) develops, distributes, and markets advanced extractive and generative artificial intelligence (AI) SaaS products that instantaneously answers to what you want to know now that otherwise lies buried in various documents, whether publicly available or in private files. Its soon to be launched Lille.ai™ extracts the most relevant content while conducting complex searches as demanded by you. It compiles an answer with full traceability of trusted data sources allowing users to edit or enter their own perspectives and regenerate answers. Lille.ai has built-in integrations to commonly used IT tools including One Drive, Google Drive, Google Chrome, LinkedIn, Twitter, Medium and others. It serves as a one shop stop for you to efficiently interact with and manage information. As part of this transition to Lille.ai, the company will be decommissioning its previous tool, Pluaris, which served as a feature-rich researcher's toolkit. In a recent press release (https://finance.yahoo.com/news/nowigence-announces-ai-saas-platform-123100751.html) its Founder and CEO said, “Pluaris was an essential tool for us during product development, customer trials, and validation," The new product, Lille.ai builds on that foundation and takes it to the next level.

The Company was formed in August 2011 and was created to solve two problems facing the industry. Technology currently provides so much information that it is nearly impossible for someone to digest what is relevant to them. Secondly, there are just too many IT tools causing IT fatigue. In its earlier days, it experimented with the then available technologies of machine learning and natural language processing. However, since 2017, it was successful in raising capital from the founder’s private network of friends and family to fund its operations. It then started developing a SaaS AI platform to eliminate the need for searching and manually reading entire set of documents on any topic or subject; instead extracting and generating relevant content with different perspectives from thousands of related documents whenever demanded. Its AI platform now presents a scrollable worksheet where pertinent points can be clicked to create notes. Generative AI then compiles the desired essay or output in the form required.

The onset of COVID from March 2020 delayed its commercialization plans. The company faced challenging times and struggled to sustain its operations during the pandemic. After the fears of the pandemic subsided and businesses settled to the new normal, the target user groups worked on conducting pilots starting from April of 2022. Over the course of the year, students and researchers, content writers who generate web and marketing content, and customer-facing teams in enterprises found value with the use of its AI platform.

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As on the 14th of June in 2022, the company began trading on the OTCQB Venture Market, a mid-tier OTC equity market.

Towards the end of 2022, Nowigence completed an integration of its AI platform with one the world’s major and unique carbon negative blockchain company called Algorand Foundation. Integrating its SaaS AI platform with blockchain not only enhances privacy and security but also allows its users the flexibility of keeping the knowledge personal or sharing it with peer groups. The integration also allows our users to earn reward points, promoting usage and customer loyalty. It caters to various communities of common interest and aligns itself with Web 3.0. However, the first phase of the launch of Lille.ai scheduled for April of 2023 will not include the blockchain-based loyalty program.

The company believes that the pilots with the target user groups are successful. It is expecting to onboard paid and freemium users with the launch of Lille.ai.

In addition, the launch of ChatGPT by OpenAI opened the market too. It shows consumers’ attractiveness to solutions that help them save time when they are looking for answers in a sea of information. ChatGPT is a chatbot that answers complex questions in a conversational manner. Typically, chatbots are designed to replace humans. We are different. We supplement the human trait of intellectual curiosity by making it easy for them to efficiently interact with and manage information on topics that matter to them in their life’s journey. We are granular. We find answers buried in documents, whether they are public or private libraries. We include the user providing full traceability and confidence as they build their in-depth subject matter expertise and stay updated.

Mission

Nowigence specializes in linguistics and computer science. It is the creator of Lille.ai™ — an off-the-shelf, cloud-based, artificial intelligence (“AI”) platform that automates intelligent reading while searching for information in real-time for large datasets.

Our mission is to make it easy for everyone to be a lifelong learner, inspiring curiosity, and fostering knowledge sharing with a goal of helping individuals and organizations reach their full potential. Our vision is to have a world where technology helps people excel, creating more success and joy.

Products and Services

About the Product and its Functionalities

Typically, our core AI engine processes information performing tasks, which we internally call as SESANETS - Search, Extract, Select (perspectives), Answer (questions), Notetaking, Essay generation, (fill) Template of many different types of outputs, and Share (within team members or externally).

By integrating the core engine Lille.ai to different data input sources, or configuring different output screens, we can quickly create SaaS-based AI products to meet the requirements of different user profiles across various industries. We believe that our core engine adapts and learns the jargon of various trades quickly.

Lille.ai is amongst the first of the product roll-out targeting a specific user profile. It focuses on companies who desire increased organic growth through website marketing and content generation. Almost any company that desires to promote itself digitally creates content for blogs, white papers, case studies, and website copy. But the problem is that content creation using a few keywords does not necessarily result in increased website visitors or better search engine optimization. There is an entire process of backlinking to get meaningful results which is either manual or expensive today. Lille.ai auto-generates backlinks thereby improving the results to gain organic growth. It serves as a one-shop stop reducing and even replacing the need to subscribe individually to keyword selection tools (like Ahrefs, Semrush, or KWFinder), SEO engines (like seosurfer), drafting and editing tools (like WordPress, Medium, Canva, and Grammarly) and publishing (like Buffer). The value provided to users is productivity with lower costs, significantly reduced non-value-added time, and improved efficiency. Lille.ai is integrated with LinkedIn, Twitter, and Medium allowing users to review and post content generated per their defined templates.

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What do users get when subscribing to Lille.ai?

1.	Consolidation and key points extraction of information from multiple sources.

2.	Answers to specific and complex questions.

3.	A repository of diverse perspectives and insightful thoughts accessible whenever demanded.

4.	An easy-to-create and seamless AI-powered notebook.

5.	Automated organization and categorization of knowledge to help connect-the-dots.

6.	Easy retrieval, compilation, traceability, and sharing of insights.

7.	Collaboration and knowledge sharing within teams and organizations.

8.	Integration with data input tools such as Google Drive and One Drive.

The above functionalities have helped in successfully demonstrating the value in other use cases too.

Students and Researchers overcome the problems of information overload, pervasive distractions (with the use of multiple tools like instant messages, e-mails, social media, and other), highly imperfect human recall, and the loss in translation of context when communicating with others. We are at a point in time in history where one needs to grow and develop new skills and knowledge throughout one’s lifetime. Our core belief that technology should not replace humans from the process but augment and accelerate learnings has helped us successfully pass the pilot in the field of education. Lille.ai not only serves the needs of content writers and web managers in marketing but also students and researchers to inspire their intellectual curiosity reducing their stress of cramming to perform in tests and quizzes.

Our AI platform successfully passed a pilot for customer facing teams in B2B enterprises. A specially created dashboard as part of know your customers (KYC) within Lille.ai was configured to meet the requirements. It helps team members in staying updated daily with over 2,000 datapoints extracted daily from different sources like SEC filings, earnings call, press releases, analysts’ reports, annual reports, and others. It provides intelligence on executive moves, technologies, investment plans, hiring, changes in regulatory or compliance, analysis on over 3 million mobile apps, and financials. In addition, a google chrome integration extracts key points from URLs that are clicked every day as part of one’s daily work building up a knowledge base. Customer facing teams can not only search and read the web content but also receive summarized and extracted content of their daily searches thereby updating their knowledge base. It targets customer-facing teams, auto-generating content that keeps them updated and inspires them to become influencers (instead of just transactional). This helps them in achieving their quotas, boosting productivity, and closing sales faster.

COMMERCIALIZATION UPDATE

Nowigence started selling even during the product development phase to marquee enterprises. Early adopters were Owens Corning, Wacker Chemie, HDFC Bank, Mahindra Holidays, Standard Cooper, Tech Mahindra, and others who provided valuable feedback to improve the product features.

Over the course of product development, the company introduced its beta product in 2020 but then launched its first commercial fully automated product in October 2021. However, the Omicron variant of COVID delayed the testing of the product at scale.

Pluaris is pre-built with supervised and unsupervised machine learning (ML) and natural language processing (NLP) models. It is feature rich. As explained in the attached press release, the company announced today that it will soon launch Lille.ai™, its latest SaaS AI platform, designed to make research and content creation a breeze for influencers and content writers. As part of this transition, the company will be decommissioning its previous tool, Pluaris, which served as a feature-rich researcher's toolkit. "Pluaris was an essential tool for us during product development, customer trials, and validation," said Anoop Bhatia, Founder and CEO of Nowigence, Inc. "With its end-to-end process steps, we were able to demonstrate how machine learning and natural language processing can be leveraged to extract insights from raw information. Lille.ai builds on that foundation and takes it to the next level."

(https://finance.yahoo.com/news/nowigence-announces-ai-saas-platform-123100751.html)

We piloted the product’s capabilities in the educational sector by testing its accuracy in many subjects like Organizational Behavior, Economics, Literature, History, and others. Pluaris was able to answer questions right off the bat with over 70% accuracy within minutes of uploading course content and previous years’ test papers. It hones the abilities of students to seek knowledge, working for them 24/7 processing information and presenting it in ways that helps them to learn by answering questions as per their line of thinking, summarizing content for a quick preview identifying sections for detailed reading, facilitating notetaking and teamwork.

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Additionally, Pluaris was able to deliver value for salespeople in various industry sectors. Pluaris can read and comprehend content from financial reports, earnings call transcripts, analysts’ reviews, press releases, customer service call transcripts, and stored files, including minutes of meeting from storage tools like One Drive, Google Drive, Dropbox, or SharePoint. Salespeople are then able to stay abreast of developments in industry, product, executives, people move, competition, R&D, customer, and competition. This enables them to present themselves as thought leaders to their peers and improve the quality of operational and strategic planning for their organizations.

Recently, we integrated Pluaris with a premier blockchain company, Algorand Foundation. This integration was for two purposes. The first being to allow sales and marketing teams in organizations across various industries to not only search, extract, condense, store, connect, and shares insights but also to post content with just a click to social media sites like LinkedIn and Twitter. The second was to track the usage and reward customers for loyalty using blockchain. The coding allowing users to post on social media sites is available in Lille.ai but the customer reward program using blockchain is not and may be added in future, if required.

We expect to close new deals of sizeable amounts within a few weeks or months. Our outlook is that we should be able to propagate our brand and experience strong growth.

PRODUCT TECHNOLOGY

Differentiation

Typically, our core AI engine processes information performing tasks, which we internally call as SESANETS - Search, Extract, Select (perspectives), Answer (questions), Notetaking, Essay generation, (fill) Template of many different types of outputs, and Share (within team members or externally).

By integrating the core engine Lille.ai to different data input sources, or configuring different output screens, we can quickly create SaaS-based AI products to meet the requirements of different user profiles across various industries. We believe that our core engine adapts and learns the jargon of various trades quickly.

In addition, the launch of ChatGPT by OpenAI opened the market too. It shows consumers’ attractiveness to solutions that help them save time when they are looking for answers in a sea of information. ChatGPT is a chatbot that answers complex questions in a conversational manner. Typically, chatbots are designed to replace humans. We are different. We supplement the human trait of intellectual curiosity by making it easy for them to efficiently interact with and manage information on topics that matter to them in their life’s journey. We are granular. We find answers buried in documents, whether they are public or private libraries. We include the user providing full traceability and confidence as they build their in-depth subject matter expertise and stay updated.

In 2022, we worked on coding to facilitate catering to different communities of common interest aligning itself to Web 3.0. It’s data at scale capabilities address volume, variety, velocity, and veracity of large data sets in real time. We have recently completed an integration with Algorand Foundation, one of the world’s major and unique carbon negative blockchain company. Integrating our platform with blockchain not only enhances privacy and security but also allows its users the flexibility of keeping the knowledge personal or sharing it with peer groups. Additionally, this integration has allowed us to set up customer loyalty reward points for users while using the platform. The launch of Lille.ai in April of 2023 will not have the integration. The plan is to include the customer loyalty rewards program later.

Market Opportunity

The last major invention was the Internet in the early to mid-90s. This triggered the start of the third industrial revolution. Prior to the Internet, steam and electricity were major revolutionary inventions.

The Internet ushered in new industry segments, created new jobs, and fueled the global growth engine lifting millions of people from poverty.

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New industries like e-commerce (e.g. Amazon, e-Bay), the cloud (Microsoft Azure, AWS), cellphones (e.g. Apple, Samsung, Android) or 4G Network Providers (Ericsson and Nokia Siemens), social media (LinkedIn, Facebook), streaming (Netflix, Prime), and SaaS (Salesforce) emerged. These companies were all developed from the invention of the internet.

We believe that we are now at the dawn of the fourth industrial revolution with AI. It has a high component of technological innovation unlike any previous inventions. Like the other industrial revolutions, it has the power of accelerating the growth of the overall global GDP. McKinsey’s study states that AI could account for $3.5 to $5.8 trillion in annual value, or 40 percent of the value created by all analytics techniques (https://www.mckinsey.com/featured-insights/future-of-work/ai-automation-and-the-future-of-work-ten-things-to-solve-for).

In the early 90s, businesses were faced with a different problem. There was no data to help businesses to globalize. Connectivity was an issue; the Internet was just being born. A divided Europe with its multiple countries and currencies, a non-existent Enterprise Resource Planning (ERP) solution (SAP was a struggling company then) and a distant and eclectic Asia were all barriers to overcome in the pursuit of global growth.

Now, we have too much data – the enormity clutters our minds. It slows decision-making and as a result it stunts growth.

The industry landscape is expected to go through a major transformation in the next decade – Energy (from Hydrogen), Crypto, Blockchain, IOT, Faster Transportation – SpaceX (for inhabiting Mars), Virgin Galactic (for faster cross-continental travel), Driverless Cars, Locomotives, Cybersecurity, and others.

With this magnitude of change in the pace of business, humans will need an AI Robot to read, digest and analyze data when searching for information. This is where Nowigence expects to play a significant role.

The launch of ChatGPT by OpenAI opened the market too. It shows consumers’ attractiveness to solutions that help them save time when they are looking for answers in a sea of information. ChatGPT gained 1 million users in under a week (https://www.yahoo.com/video/chatgpt-gained-1-million-followers-224523258.html)

The SaaS AI platform of Nowigence empowers knowledge workers to efficiently synthesize large amounts of information. It’s in the same space as ChatGPT but focuses on a different realm of knowledge workers rather than web search seekers.

Specific to our use cases and target audience, we believe that the total available market (TAM) is roughly $318 Billion. Even if we consider a 10% cut as our serviceable obtainable market (SOM) then also the opportunity is huge at about $31 Billion. The details on how we arrive to these estimates is below:

The Segment of content writers, influencers, and lifelong learners as per Statista (https://www.statista.com/statistics/1260686/global-companies/) is 333 million companies worldwide. We offer the value of productivity, ideation, and inspiration by automating blog content.

Additionally, our solution helps web managers by auto-generating keywords with the content created thereby automating the backlinking process which is either expensive or manual today. As a result, we support any company which uses their website to attract more customers. Statista claims that there were about 1.9 billion websites globally in 2021 (Ref: https://www.statista.com/chart/19058/number-of-websites-online/)

Our product platform has been piloted in universities and is designed to support lifelong learning for students and researchers. It inspires their intellectual curiosity, reducing the stress of cramming to perform in tests and quizzes. It serves as co-pilot assisting them in gaining various perspectives on any subject or topic. It targets those who want to accelerate the learning process or acquire career-focused skills or knowledge. The analysis of the education industry in India estimates a total of 38.5 million students in the country (Ref: https://www.ibef.org/industry/education-presentation). Our market penetration in this segment is in India with plans to expand to other markets. As per studies, it is reported that 19.4 million students are enrolled in the US too (Ref: https://www.ibef.org/industry/education-presentation).

In another customer segment, an enhanced feature version of Lille.ai targets customer facing teams in B2B enterprises and banks. A specifically created dashboard for know your customer (KYC) helps team members stay updated daily with over 2,000 datapoints extracted from different sources like SEC filings, earnings call, press releases, analysts’ reports, annual reports, and others. It provides intelligence on executive moves, technologies, investment plans, hiring, changes in regulatory or compliance, and financials. In addition, a to-be included google chrome integration extracts key points from URLs that are clicked every day as part of one’s daily work building up a knowledge base. Customer facing teams can now stay abreast of all developments, making them influencers instead of just transactional. This specially created dashboard sits on top of the rest of the functionalities within Lille.ai. Pilot studies have successfully shown decreased sales erosion, increased meeting sales quota, and reduced sales closure times. As per the reference source, attached below https://companiesmarketcap.com/largest-companies-by-number-of-employees/, there are roughly 110 million employees working for some of the largest companies in the world. With the assumption that 15% of the employee strength are working in customer facing teams, the target user group is over 16 million in strength.

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Lastly, we have recently begun a pilot test of Lille.ai in retail. This enhancement for Lille.ai is along the same lines as the one for KYC for business. A dashboard with key decisional parameters is being created with content extracted predominantly for internal databases replacing the need to harmonize data from different IT systems and tools into data lakes. Attached is a recent press release https://finance.yahoo.com/news/nowigence-announces-pilot-ai-product-123000517.html. Business Research Insights says that the global content market size for retail is $81.48 billion in 2022, project to be at $176.35 billion in 2028.

COMPETITION

As part of our strategy of marketing downstream SaaS applications targeting specific user groups, we are facing new competitors.

In the segment targeting influencers and sales & marketing professionals who need a seamless app assisting them in creating insights with one click delivery to LinkedIn, Twitter, Medium (blogs), or newsletter mass mailing, we compete with Jasper.ai. Jasper.ai received $125 million funding recently at $1.5 Billion valuation with 70,000 paid users at the time of the funding deal (https://techcrunch.com/2022/10/18/ai-content-platform-jasper-raises-125m-at-a-1-7b-valuation/?guccounter=1). We believe that we are positioned well in price and uniqueness in an attractive, high-growth market.

While we do not believe that we directly compete with ChatGPT, it is important to note that we have similarities in functionalities but are positioned differently targeting different markets. Our main differentiation stems from the fact that we include the user providing full traceability and confidence as they build their in-depth subject matter expertise and stay updated. We deliver answers to complex questions too but involve the user in selecting the perspective from the many relevant ones fished out from the sea of information. This helps students, researchers, and lifelong learners to accelerate the learning process or acquire career-focused skills or knowledge.

In the segment targeting customer facing teams in enterprises and B2B banking, our know your customer (KYC) dashboard integrated with the features in Lille.ai delivers the value of easy access of knowledge (company, competition, and industry) to users. Making customer facing teams stand out in their interactions with customers as influencers instead of just transactional has demonstrated significant promise during the trials. But the market is saturated with many IT tools targeting customer facing teams. Salespeople, especially, are experiencing IT fatigue and yet are underserved. This segment is competitive. We shall soon be entering this market segment. We have the advantage of price and features but have yet to win mass adoptability of our solution.

Overall, during the 12 months period ending December 31, 2022, we have successfully transitioned from a traditional sale led go-to market strategy to a product led growth. Based on our assessment of the significant market opportunity, we believe that product-led growth strategy with freemium model enables wider top-of-funnel prospecting, rapid global scale, faster sales cycles, high revenue-per-employee (RPE), and enhanced user self-boarding experience. Our lean investment strategy, largely dependent on private friends and family seed round, has increased our competitiveness on price which allows us to pursue a dominant SaaS growth strategy. However, the field of AI is evolving and changing rapidly. We carry risks as an early-stage company.

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As our strategy includes working with information available within the private firewalls of companies, we have worked on integrating our AI platform with one of the world’s major and unique carbon negative blockchain company called Algorand Foundation. Integrating its SaaS AI platform with blockchain not only enhances privacy and security but also allows its users the flexibility of keeping the knowledge personal or sharing it with peer groups. Additionally, this integration also allows our users to earn reward points, promoting usage and customer loyalty. It caters to various communities of common interest and aligns itself with Web 3.0. However, the first phase of the launch of Lille.ai scheduled for April of 2023 will not include the blockchain-based loyalty program.

General Overview

The COVID-19 post-pandemic or the 12-month period ending December 31, 2022 was challenging for investors and businesses as markets wrestled with persistently higher inflation, rising interest costs, and the effects of the ongoing war in Ukraine. To curb inflation, The Federal Reserve (the “Fed”) implemented several interest rate increases. This has resulted in fears of recession at the close of the previous calendar year. These factors adversely impact on our operations, financial performance, liquidity as well as on the operations and financial performance of many of our customers. As an early-stage company, we are more adversely affected than running organizations.

Management Team

Nowigence has a highly experienced leadership team with decades of experience building successful technology companies.

Mr. Anoop Bhatia is the Chairman, President, and CEO of Nowigence. He was instrumental in starting the first wholly owned subsidiary for any foreign holding in India. This was for General Electric, his former employer. In the mid-90s, he was then transferred to Europe as a member of the newly formed globalization team to grow in Europe. He has worked over two decades with GE in different global roles leading Business Development, Growth, M&A, Strategic Sourcing, Six Sigma Quality, and Global Operations. He has worked in many countries and brings global connections.

Mr. David L. Evans is officiating as VP-Finance and serves as an Officer on the Board of Directors. His prior experience includes serving as a managing director for UHY Advisors LLC, a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants, as well as a past president of the Estate Planning Council of Eastern New York.

Mr. Krishna Tammireddy is the Chief Marketing Officer. Krishna has 20+ years of experience in Sales, Customer Success, and Strategic Growth consulting. Previously, he led Blackberry's App World and Content Marketing until 2014 and oversaw JAPAC, Middle East, and Africa. Krishna likes to mentor businesses, a few of the startups he had initially identified (Commute & Automate) have now been acquired by unicorns Careem and Notion.

Employees

As on December 1, 2022, we had a total of 9 full-time team members. We also work with business consultants, outsourced product technology development team, marketing, and PR professionals, accountants, auditors and other. None of our team members are covered by collective bargaining agreements and we consider our relations with our employees to be good.

Marketing & Partnering Plan.

Overall, during the 12 months period ending December 31, 2022, we have successfully transitioned from a traditional sale led go-to market strategy to a product led growth. Based on our assessment of the significant market opportunity, we believe that product-led growth strategy with freemium model enables wider top-of-funnel prospecting, rapid global scale, faster sales cycles, high revenue-per-employee (RPE), and enhanced user self-boarding experience. Our lean investment strategy, largely dependent on private friends and family seed round, has increased our competitiveness on price which allows us to pursue a dominant SaaS growth strategy.

With the launch of Lille.ai, the user experience is digital and self-navigational. With a freemium model, a small select set of functionalities is available free of charge for unlimited period for users. However, the pricing tiers are such that for advanced or more frequent use of the platform, users will find it attractive to subscribe. Pricing is available on the website for users to subscribe directly or to our affiliate marketing partners to help onboard users and earn commissions. All of these accounting and payment transactions are facilitated directly from the website.

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Our go-to-market strategy is two-faceted. Off-the-shelf, ready-to-use, SaaS products targeting specific users require little or no support, thereby requiring a small in-house team to bring freemium products in the market.

However, we also work with subject matter experts in different verticals customizing our offering to meet the specific needs of the targeted users. The time varies for customizing our offering and depends on the additional new features required to better serve the market. The customization is paid partly by the end customers. We work with strong channel partners who have deep connections with the end users during the trial and handover phase. Subsequently, the customized product is scaled in the market using a hybrid approach of the sales and marketing team handholding the user team during trials and then transitioning to the freemium product sales led model.

Operations Plan

Subsequent of the launch of our commercial scale fully automated foundational platform with the SESANETS framework in late 4Q of 2021, we started conducting trials with potential customers. (SESANETS stands for Search – Extract - Select – Answer – Notes – Essay Generation – Templatized Outputs – Share). We experienced delays at the beginning of the year with the spread of the Omicron variant of COVID 19. However, the fears abated by March of 2022. Our prospective customers in different target groups of students and researchers, content writers, customer facing teams, and retailers in APAC successfully conducted trials. The feedback is positive and encouraging. As a result of the continued support from early adopters, we earned a small stream of revenue.

With the recent transition to a web-based, freemium, product-led sales approach, we believe that we are now ready to scale and grow our operations. Lille.ai is scheduled for launch in the month of April of 2023.

On the 30th of September in 2021, we received our qualification from the SEC for a continuous offering to raise a maximum of $50M during a period of 730 days from the qualified date. This offering was qualified under SEC Regulation A+ 251(d)(3). We have not attempted to avail ourselves of the benefits of this offering, instead, have depended on the funds provided by the Founder, The Board Members, and Private Placement.

The company listed on the mid-tier OTCQB exchange in mid-June of 2022. The trading of our stocks has been limited and is slowing building up investor traction.

With the anticipated launch of Lille.ai, the company expects to raise funds in phases and use the proceeds to grow organically and globally.

Revenue Plans

The launch of Lille.ai in April is expected to build up sales targeting content generators who write as influencers and sales & marketing professionals who want to stay on top of company intelligence, industry news and changes. Lille.ai is a seamless app assisting them in creating insights with one click delivery to LinkedIn, Twitter, and Medium (blogs). The revenue plan for this segment is subscription fees per user per month, paid annually.

In addition, we also work with subject matter experts in different verticals customizing our offering to meet the specific needs of the targeted users. Our revenue plans include one-time product configuration fees followed by a license and subscription fees per user per month paid in quarterly or annual instalments.

We believe that we can work with two or three different verticals per year to customize our product to meet their specific needs. Typically, we look for partners who are subject matter experts in their field and have strong connections with the end-users. The buy-in with the end users is received during early pilot trials before we begin customization at commercial scale.

Research and Development

Since our inception in August 2011, and particularly from 2017 onwards, we have been primarily focused on developing our software. We intend to invest in more research and development activities with the proceeds of this Offering and to market our product and to continuously improve, innovate, and add new features to our software.

We intend to deploy new features, functionality, and technologies through regular software releases or updates in order to minimize disruption and provide for constant improvement. Once product improvements are identified, we intend to design, develop, test, and launch a solution.

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Intellectual Property and Trade Secrets

We do not have any patents, trademarks, copyrights, or licenses except for the trademark of our name and logo. We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition, our technology (source code and infrastructure) is encrypted under a secure socket layer (SSL) with access permitted only to critical team members within Nowigence. Users of our software also have no ability to access the source code of our algorithm because it resides only within the encrypted infrastructures inside our company’s “virtual walls.” Further protection is also since our software is only offered as a subscription, not as a license. The subscription method uses a monthly payment plan via a cloud-based delivery (i.e., our predictive modules execute on the server side). This method prevents ANY user from accessing the source code.

We currently own the domain [www.nowigence.com] and intend to trademark other aspects of our messaging as needed. We also own the domain www.lille.ai which is where our web-enabled product is being hosted. Nowigence.com is focusing on investors whereas Lille.ai is product focused and meant for users.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business solutions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. They can also require our clients to modify their applications, which may have an influence on the Company. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related companies generally or result in reductions in the demand for Internet-based solutions such as ours.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nowigence, Inc. was formed in the State of New York in August 2011. The Company principal executive office is at 418 Broadway, 2nd Floor, Albany, NY 12207. We operate a wholly owned subsidiary with its registered offices at Noida in the State of U.P. in India.

Nowigence Inc. and its subsidiary (OTCQB: NOWG) develops, distributes, and markets advanced extractive and generative artificial intelligence (AI) SaaS products that instantaneously answers to what you want to know now that otherwise lies buried in various documents, whether publicly available or in private files. Its soon to be launched Lille.ai™ extracts the most relevant content while conducting complex searches as demanded by you. It compiles an answer with full traceability of trusted data sources allowing users to edit or enter their own perspectives and regenerate answers. Lille.ai has built-in integrations to commonly used IT tools including One Drive, Google Drive, Google Chrome, LinkedIn, Twitter, Medium and others. It serves as a one shop stop for you to efficiently interact with and manage information. As part of this transition to Lille.ai, the company will be decommissioning its previous tool, Pluaris, which served as a feature-rich researcher's toolkit. In a recent press release (https://finance.yahoo.com/news/nowigence-announces-ai-saas-platform-123100751.html) its Founder and CEO said, “Pluaris was an essential tool for us during product development, customer trials, and validation," The new product, Lille.ai builds on that foundation and takes it to the next level.

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Nowigence Inc. is a global software solution company with a uniquely flexible and sector agnostic AI-powered solution that reads intelligently when conducting semantic searches. Through novel machine learning and large language models, it automates the way businesses retrieve, interpret, and summarize massive amounts of data for reduced error and quicker, more informed decisions. It’s rapid and highly automated platform offers easily configurable add-ons to a standard off-the-shelf offering.

Operating Results

We were successful in finally conducting pilots with end-user customer segments from March of 2022. Previously, the spread of Omicron variance of COVID-19 caused delays.

We were also successful in transitioning our organization to India by mid-July to update the backend and streamline it for web accessibility, easy user onboarding, and billing.

The launch of ChatGPT by OpenAI opened the market too. It shows consumers’ attractiveness to solutions that help them save time when they are looking for answers in a sea of information. ChatGPT gained 1 million users in under a week (https://www.yahoo.com/video/chatgpt-gained-1-million-followers-224523258.html)

The SaaS AI platform of Nowigence empowers knowledge workers to efficiently synthesize large amounts of information. It’s in the same space as ChatGPT but focuses on a different realm of knowledge workers rather than web search seekers.

We generated an annual revenue of $42,541 in the year ending 2022, mostly by conducting pilots, almost at the same level as in the financial year 2021 wherein we had generated $ 44,137 in revenues. The difference is more related to Foreign Exchange (FX). We wrote off all intangible assets related to the development work of Pluaris at the end of the financial year. As a result, our operating loss for the year ending as of December 31, 2022, is $1,319,445 as compared to $1,026,534 in the previous year. At the start of 2023, we updated our entire backend, and reworked our algorithms to create Lille.ai. With the write off of the intangible assets (software development costs), the retained deficit increased to $4,668,892. To save costs related to the transition to Lille.ai, we built a team in India including a sales team focusing on market penetration in India. The transition from Pluaris to Lille.ai involves the shift in focus from a sales-led go-to-market strategy wherein we strive to seek appointments with customers to first demo and then close sales to a product-led growth strategy where the app is accessible on freemium or subscription basis with little support provided by internal Nowigence team members. We ran pilots that we believe were successful during the year.

We are delayed in execution due to COVID. However, we were able to sustain our operations from its onset in 2020 with the support of our private investors, employees, and service providers. Nearly 80% of our costs is in technology resources currently. We have spent very little in sales, marketing, or PR.

The company listed on the mid-tier OTCQB exchange in mid-June of 2022. The trading of our stocks has been limited and is slowly building up investor traction.

The Founder and CEO provided the liquidity for the company during most of 2022 to sustain operations.

We believe that we will see increased sales in 2023 with the launch of Lille.ai.

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Liquidity and Capital Resources

Since the Company’s inception, the Company strategy was to seek private investment through its friends and family. Even though it adopted a conservative strategy to capital infusion, it was successful in raising the capital in exchange for its stocks that was required in product development and sustaining its business during the pandemic. The total raised since the start of our operations, excluding offering costs till the 31st of December 2022 is $4,155,406. During the course of the year 2022, we raised $160,155 in stock equity and also issued stocks valued at discounted prices for $236,431 as compensation. These stocks were issued to employees, advisors, and service providers who continued to help us through the product development phase despite liquidity issues. In total, during 2022, the total equity contribution for supporting business objectives was valued at $396,586. In 2022, the company was able to generate $232,412 from additional debt financing from related parties.

As of the 31st of December 2022, the company had issued a total of 31.5 million Class A Common Stock. The number of authorized shares in Class A Common Stock is 700 million. Of the ones issued, 64% are available as float. The company has followed a conservative approach in raising capital. Similarly, a total of 37.9 million Class B Common Stock have been issued to its Founder from a total of 200 million authorized. Class B Common Shares are only offered to the Founder. They are not tradeable unless converted to Class A Common Stock.

As of December 31, 2022, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. However, the Company showed its resilience to sustain its operations all through from the very start when it first invested starting with nearly $100,000 from its Founder.

In the management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months. We are now focused on the sales side and are working with several clients to close deals.

While the company is listed currently on the OTCQB mid-tier market, there can be no assurance of the Company's ability to raise capital through its SEC qualification pursuant to Rule 251(d)(3) and 253(b) under Regulation A+. or that additional capital be available to the Company. If so, the Company's objective of its plan will be adversely affected, and the Company may not be able to pursue such plans if it is unable to finance such operations. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Therefore, the failure to raise sufficient capital via its offering under Regulation A+, would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At the time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Off-Balance Sheet Arrangements

As of December 31st, 2022, we did not have any off-balance sheet arrangements as was the case for financial year 2021.

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Item 3. Directors and Officers

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First Appointment
Executive Officers and Directors(*)
Anoop Bhatia	Chairman of the Board and Chief Executive Officer	61	August 2011
David Evans	VP – Finance, Officer	69	February 1, 2019
Tracy Metzger	Director	61	February 1, 2019
Ian Moore	Director	63	July 18, 2019

Officers and Directors

Anoop Bhatia,

Chairman, President, and CEO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first-ever wholly owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then, he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

David Evans

VP Finance, Officer, Board Member

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

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Ms. Tracy Metzger

Board of Directors

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 18 years.

Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firm by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Previously, Tracy served on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator, and general management.

Ian Moore

Board of Directors

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). In addition, he has been appointed to lead Wacker's global Consumer Silicones business. Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes A00dditive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We were incorporated in New York on August 1, 2011. The following table sets forth certain information concerning the compensation for the fiscal years ended December 31, 2022 (i) all individuals who served as our principal executive officer (PEO), or acting in a similar capacity, during the fiscal year ended December 31, 2022, regardless of compensation level, (ii) the most highly compensated executive officers other than our CEO who were serving as executive officers at the end of the fiscal year ended December 31, 2022 and (ii) any additional individuals for whom disclosure would have been provided pursuant to paragraph (m)(2)(ii) of Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2022 (collectively, the “named executive officers”), (iii) Directors.

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Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($) (1)	Stock Compensation for 2021 issued in 2022 ($)	Total Compensation (Salary 2022 plus Stock Compensation for 2021) ($)
Anoop Bhatia	2022	$8,000	$140,000	$148,000
Chairman, President, and CEO
David Evans, VP Finance, Officer	2022	$0.00	$26,250	$26,250
Tracy Metzger, Director	2022	$0.00	$17,500	$17,500
Ian Moore, Director	2021	$0.00	$17,500	$17,500

Note - 1 During 2022, Anoop Bhatia took an additional pay cut earning very little salary and also providing cash as unsecured debt to the company to help sustain its operations. The Board of Directors were compensated for their services in the financial year of 2021 with stock issuance. However, no commitments have been given verbally or otherwise to award stocks as compensation to the Chairman or to any Board members or employees for the financial year 2022 or the current year of 2023. The Board though reserves the right to do so if commercialization of Lille.ai is successful. Any stock compensation effective in 2023 will be treated as compensation for the current financial year and will follow the guidelines of ASC 718.

Employment Agreements

The company has employment agreements in place.

Compensation of Directors

We do not compensate our directors in cash for attendance at meetings. In the future, we may compensation directors, particularly those who are not employees on either a per meeting or fixed compensation basis. The Chairman or the Board of Directors have not entertained or passed any resolution to issue stocks as compensation for services for the financial year 2022. The Board does reserve the right to lift the hold and issue stocks as compensation should the commercial launch of Lille.ai be successful.

Executive Compensation Philosophy

We believe that Nowigence is at the beginning of its journey and that for us to be successful we must hire and retain people who can continue to develop our strategy, drive innovation, and develop new business opportunities by leveraging the unique technology we have in hand, and constantly enhancing our business model. To achieve these objectives, we need a highly talented team. We also expect our executive team to possess and demonstrate strong leadership and management capabilities.

Stock Option Plan

We do not have a stock option plan, but we reserve the right to implement one.

Employee Pension, Profit Sharing or other Retirement Plans

We do not have a defined benefit, pension plan, profit sharing or other retirement plans.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants, and directors with the financial interests of our shareholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to our business and financial success.

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ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables set forth the ownership, as of the date of this Offering Circular, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers: (As on 12/31/2022)
	Amount and	Percent of
	nature of	total	Percent	Direct
	beneficial	ownership	of class	Voting Right
Name and address of beneficial owner (1)	ownership (2)	(3)	(4)	(5)
Anoop Bhatia, CEO (Class B Common Stock)	37,927,270	54.7%	100%	92.4%
David Evans, VP Finance, Officer Class A	1,105,000	1.6%	3.6%	0.3%
Tracy Metzger, Class A	817,500	1.2%	2.6%	0.2%
Dr. Ian Moore, Class A	518,750	0.8%	1.6%	0.1%
All officers and directors as a group:	40,368,520	58.2%	n/a	93.0%
Spire Capital, Class A	4,715,000	6.8%	15.0%	1.2%
Other shareholders aggregated Class A	24,256,282	35.0%	77.2%	5.8%
All shareholders aggregated Class A & B Shares	69,339,802	100%	n/a	100%

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(1)	Beneficial ownership: Unless otherwise noted, the address of the beneficial owner is c/o Nowigence, Inc., 418 Broadway, 2nd Floor, Albany, NY -12207.
(2)	Total ownership, including Class A and B combined.
(3)	Percentage of total ownership
(4)	Percentage ownership in each class
(5)	Total voting rights for each shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. All the shares sold under this offering will be freely tradeable without restrictions or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or
●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

We have raised capital during the product development phase from friends and family to meet our needs. We preferred to operate “lean and mean” to ensure that we got the best value for every dollar that was invested. We believe that we have developed a product solution at lower investment costs than most of our competitors. This gives us a competitive advantage. The CEO continued to work much below market rates.

In 2020, the company had amended its Certificate of Incorporation and re-designated the total number of shares that the company is authorized to issue capital stock consists of 1,100,000,000 shares of Class A, B, C and preferred Stock, $0.00001 par value per share. With the amendment, our Articles of Incorporation states that the Company shall have the authority to issue four classes of shares of stock, an increase from two classes previously authorized.

The total number of shares the Company is authorized to issue are:

-	Seven Hundred Million (700,000,000) shares of Common Stock Class A with a par value of ($0.00001), Class A common stock has one vote per share. As of December 31, 2022, the number of class A common shares issued is 31,472,532 and not yet issued shares of 668,527,468.

-	Two Hundred Million (200,000,000) shares of Common Stock Class B, with a par value of ($0.00001). Class B common stock has 10 votes per share. Class B common shares cannot be traded unless converted to Class A common shares. As of December 31, 2022, the number of class B common shares issued remains the same as in the previous year at 37,927,270. The total number of shares that are yet to be issued is 162,072,730.

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-	One Hundred and Fifty Million (150,000,000) shares of Common Stock Class C with a par value of ($0.00001). Class C has no voting rights until they are fully vested after which they will be converted to Class A. This Class of Shares is for employees. No class C shares have been issued yet.; and

-	Fifty Million (50,000,000) Preferred Stock with a par value of ($0.00001), Preferred Stock has no voting rights and no Preferred Stock shares have been issued.

We were qualified as on the 30th of September 2021 under SEC Regulation A+ to raise a maximum of $50 million within a price of between $3 and $5 per share over two years, extendable by one year (if approved by the Board of Directors), pursuant to Rule 251(d)(3) and 253(b) under Regulation A+. We are listed on the OTCQB exchange since mid-January.

Other Information

Our beta product was launched in late 2021. But we experienced delays in test piloting our platform due to the rapid spread of Omicron variant of COVID-19.

The launch of ChatGPT by OpenAI opened the market too. It shows consumers’ attractiveness to solutions that help them save time when they are looking for answers in a sea of information. ChatGPT is a chatbot that answers complex questions in a conversational manner. Typically, chatbots are designed to replace humans. We are different. We supplement the human trait of intellectual curiosity by making it easy for them to efficiently interact with and manage information on topics that matter to them in their life’s journey. We are granular while ChatGPT is generic. We find answers buried in documents, whether they are public or private libraries. We include the user providing full traceability and confidence as they build their in-depth subject matter expertise and stay updated.

In the opinion of the management team, the market opportunity is attractive in the field of AI, an emerging technology that has significant potential.

Item 7. Financial Statements

The audited financial statements are below.

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April 11, 2023

To the Acting Audit Committee of
Nowigence, Inc.

We are engaged to audit the financial statements of Nowigence, Inc. and Subsidiary (“the Company”) for the years ended December 31, 2022 and 2021. As required by professional standards, the objectives of the audit, our responsibilities under standards of the Public Company Accounting Oversight Board, and management’s responsibilities have been communicated to you in our engagement letter dated December 28, 2022. Professional standards also require that we communicate with you about the following information related to our audit.

Issues Discussed Prior to Retention of Independent Auditor

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company’s auditors. However, these discussions have occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Overall Audit Strategy, Timing of the Audit, and Significant Risks

Our audit of the financial statements will include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Our audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed, but is not designed to provide assurance on internal control sufficient to identify internal control deficiencies. Because our audit is designed to provide reasonable, but not absolute assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audits, professional standards require us to perform risk assessment procedures that are sufficient to provide a reasonable basis for identifying and assessing the risks of material misstatement, whether due to error or fraud, and designing further audit procedures. We are also required to determine whether any risks we have identified and assessed are significant risks that require special audit attention. As a result of our procedures, we have determined the following risks are significant risks:

•	Valuation of the software asset – including risks to existence/occurrence and valuation/allocation including impairment.

•	Equity & related transactions – including risks to valuation/allocation and completeness.

•	Overall financial statement risks include: related party transactions, management override of controls, material weaknesses in internal control environment and motivation by management to materially misstate the financial statements.

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In June 2017, the PCAOB issued Release No. 2017-001, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, which supersedes portions of AS 3101, Reports on Audited Financial Statements. Under the amended standards, we are required to determine and communicate whether or not the matter was determined to be a Critical Audit Matter (CAM) for communication in the auditor’s report. CAMs are matters that involve particularly challenging, subjective, or complex auditor judgment, including significant management estimates, areas of high audit risk, significant unusual transactions, and significant changes in the financial statements. We determined the following to be CAMs which will be included in our issued audit report:

•	Valuation of the software asset – including risks to existence/occurrence and valuation/allocation including impairment.

•	We expect to use the following resources to assist us in performing our audits:

•	Professionals Not Employed by Us: We plan to utilize staff members employed by our parent firm, Fruci & Associates, P.S., to perform staff auditing functions. These employees will be under our direction and control.

We will provide you on a timely basis significant changes to the planned audit strategy or the significant risks initially identified and the reasons for the changes, and our observations arising from the audit that are significant to the financial reporting process. We will communicate other matters that relate more closely to the results of our audit at or near the conclusion of our audit.

Shaun Helm, CPA, is the engagement partner and is responsible for supervising the engagement and signing the report or authorizing another individual to sign it.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Nowigence, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

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NOWIGENCE INC.

and subsidiary

(a New York corporation)

Consolidated Financial Statements and Audit Report

For the calendar years ended December 31, 2022 and 2021

21

NOWIGENCE INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$11,335	$5,726
Accounts and other short-term receivable	6,138	6,641
Other Current Assets	13,709	-
Total current assets	31,182	12,367

Software development, net of amortization (see Note 3.1)	1,153	800,811
Deffered Offering Costs (See Note 3.2)	251,500	-
Total assets	$283,835	$813,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts Payable	391,916	293,287
Interest payable	-	$7,655
Long-term debt (current)	84,725	83,700
Total current liabilities	476,640	384,642

Long-term debt (see Note 4)	320,680	215,368

Total liabilities	797,320	600,010

Shareholders’ equity:
Common Stock, Class A (700,000,000 shares authorized, $0.00001 par, 31,472,532 and 29,723,732 issued as of December 31, 2022 and 2021, respectively)	315	297
Common stock, Class B (200,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,927,270 shares issued and outstanding as of December 31, 2022 and 2021 respectively)	379	379
Additional paid-in capital	4,154,712	3,758,147
Accumulated Other Comprehensive Income	-	38,865
Retained deficit	(4,668,892)	(3,584,520)
Total shareholders’ equity	(513,486)	213,168

Total liabilities and shareholders’ equity	$283,835	$813,178

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NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the calendar years ended December 31, 2022 and 2021
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2022	2021
Revenues	$42,541	$44,137
Cost of revenues	13,573	16,923
Gross profit (loss)	28,967	27,214

Operating expenses:
Selling, general and administrative	1,348,412	792,380
Amortization	-	261,368
Total operating expenses	1,348,412	1,053,748

Operating loss	(1,319,445)	(1,026,534)

Interest income/(expense)	(44,362)	(19,795)
Other income (PPP/AP Settlement)	218,895	127,100

Pretax loss	(1,144,913)	(919,229)

(Provision)/benefit for income taxes	(0)	$(0)

Net loss	(1,144,913)	(919,229)

Foreign currency translation adjustment	21,667	38,865
Comprehensive Net Loss	$(1,123,246)	$(880,364)

Basic and Diluted Net Loss Per Share	(0.0164)	(0.0140)

Weighted Average Shares Outstanding – Basic and Diluted	68,589,985	65,637,621

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NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the calendar years ended December 31, 2022 and 2021
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	Class A Common Stock		Class B Common Stock
							Accumulated
					Additional		Other	Total
					Paid-In	Retained	Comprehensive	Shareholders’
	# Shares	$ at par	# Shares	$ at par	Capital	Deficit	Income	Equity/(Deficit)
Balance as of January 1, 2021	26,740,230	$267	37,927,270	$379	$3,011,518	$(2,665,291)		$346,873
2021 Issuance of Shares	523,218	5			344,600			344,605
2021 Shares Issued as Compensation	2,460,284	25	402,025	1				402,050
2021 Net loss						(919,229)	38,865	(880,364)
Balance as of December 31, 2021	29,723,732	$297	37,927,270	$379	$3,758,143	$(3,584,520)	$38,865	$213,164
2022 Issuance of shares	344,250	3			160,152			160,155
2022 Shares Issued as Compensation	1,404,550	14			236,417			236,431
2022 Net loss						(1,144,913)	21,677	(1,123,236)
Balance as of December 31, 2022	31,472,532	$315	37,927,270	$379	$4,154,712	$(4,690,568)	$21,667	$(513,486)

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NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the calendar years ended December 31, 2022 and 2021
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2022	2021
Cash flows from operating activities
Net Comprehensive Loss	$(1,144,913)	$(919,229)
Add back: Amortization	-	261,368
Share based compensation	236,431	295,880
Forgiveness PPP	(127,100)	(127,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Net increase/(decrease) in accounts payable	98,629	289,700
Net increase/(decrease) in interest payable	(7,655)	(0)
Net increase/(decrease) in long-term debt current	1,025	-
Net (increase)/decrease in current assets	(13,709)	-
Net (increase)/decrease in accounts receivables	504	4,544
Net cash used in operating activities	(956,789)	(194,917)

Cash flows from investing activities
Software development costs	799,658	(378,998)
Deffered Offering Costs	(251,500)	-
Net cash used in investing activities	548,158	(378,998)

Cash flows from financing activities
Proceeds from the issuance of stock	160,155	344,600
Net additional long-term debt (from related parties)	232,412	188,773
Net cash provided by financing activities	392,567	533,373

Net change in cash and cash equivalents	(16,063)	(40,542)
Effect of foreign exchange on cash	21,667	38,865

Cash and cash equivalents at beginning of period	5,726	7,401
Cash and cash equivalents at end of period	$11,335	$5,726

Supplemental disclosure of cash flow information
Cash paid for interest	44,362	19,795
Cash paid for taxes in India	0	0

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NOWIGENCE INC.
Notes to the Financial Statements
As of and for the calendar years ended December 31, 2022 and 2021

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (OTCQB: NOWG) develops, distributes, and markets advanced extractive and generative artificial intelligence (AI) SaaS products that instantaneously answers to what you want to know now that otherwise lies buried in various documents, whether publicly available or in private files. Its soon to be launched Lille.ai™ extracts the most relevant content while conducting complex searches as demanded by you. It compiles an answer with full traceability of trusted data sources allowing users to edit or enter their own perspectives and regenerate answers. Lille.ai has built-in integrations to commonly used IT tools including One Drive, Google Drive, Google Chrome, LinkedIn, Twitter, Medium and others. It serves as a one shop stop for you to efficiently interact with and manage information. As part of this transition to Lille.ai, the company will be decommissioning its previous tool, Pluaris, which served as a feature-rich researcher's toolkit. In a recent press release, its Founder and CEO said, “Pluaris was an essential tool for us during product development, customer trials, and validation". The new product, Lille.ai builds on that foundation and takes it to the next level.

The Company was formed in August 2011 and was created to solve two problems facing the industry. Technology currently provides so much information that it is nearly impossible for someone to digest what is relevant to them. Secondly, there are just too many IT tools causing IT fatigue. In its earlier days, it experimented with the then available technologies of machine learning and natural language processing. However, since 2017, it was successful in raising capital from the founder’s private network of friends and family to fund its operations. It then started developing a SaaS AI platform to eliminate the need for searching and manually reading entire set of documents on any topic or subject; instead extracting and generating relevant content with different perspectives from thousands of related documents whenever demanded. Its AI platform now presents a scrollable worksheet where pertinent points can be clicked to create notes. Generative AI then compiles the desired essay or output in the form required.

The onset of COVID from March 2020 delayed its commercialization plans. The company faced challenging times and struggled to sustain its operations during the pandemic. After the fears of the pandemic subsided and businesses settled to the new normal, the target user groups worked on conducting pilots starting from April of 2022. Over the course of the year, students and researchers, content writers who generate web and marketing content, and customer-facing teams in enterprises found value with the use of its AI platform.

As on the 14th of June in 2022, the company began trading on the OTCQB Venture Market, a mid-tier OTC equity market.

Towards the end of 2022, Nowigence completed an integration of its AI platform with one the world’s major and unique carbon negative blockchain company called Algorand Foundation. Integrating its SaaS AI platform with blockchain not only enhances privacy and security but also allows its users the flexibility of keeping the knowledge personal or sharing it with peer groups. The integration also allows our users to earn reward points, promoting usage and customer loyalty. It caters to various communities of common interest and aligns itself with Web 3.0. However, the first phase of the launch of Lille.ai scheduled for April of 2023 will not include the blockchain-based loyalty program.

The company believes that the pilots with the target user groups are successful. It is expecting to onboard paid and freemium users with the launch of Lille.ai.

In addition, the launch of ChatGPT by OpenAI opened the market too. It shows consumers’ attractiveness to solutions that help them save time when they are looking for answers in a sea of information. ChatGPT is a chatbot that answers complex questions in a conversational manner. Typically, chatbots are designed to replace humans. We are different. We supplement the human trait of intellectual curiosity by making it easy for them to efficiently interact with and manage information on topics that matter to them in their life’s journey. We are granular while ChatGPT is generic. We find answers buried in documents, whether they are public or private libraries. We include the user providing full traceability and confidence as they build their in-depth subject matter expertise and stay updated.

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Subsidiary

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity. The Company has presented consolidated financial results with Subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly owned subsidiary and eliminating intercompany transactions.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2022 and 2021, the Company had $11,335 and $5,726 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

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The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2022, the Company had an immaterial amount of fixed assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earning per share accounting policy

The Company accounts for its loss per common share utilizing  primary and fully diluted earnings per share. Basic loss per share is computed by dividing loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the current period, the Company is taxed as an C corporation. Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method for its Subsidiary as part of its consolidation. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

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There is a concentration of existing sales. Over 90% of the revenue recognized is through Company operations in India from a single customer.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i) identify the contract(s) with a customer,

(ii) identify the performance obligations in the contract,

(iii) determine the transaction price,

(iv) allocate the transaction price to the performance obligations in the contract and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform is recognized as the services are performed.

Cost of Sales

The Company includes period expenses related to dues and subscription of third-party software used in its daily operations.

Advertising Expenses

The Company expenses advertising costs for product sales as they are incurred.

Legal and Professional Fees

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2021, the Company capitalized 100% percent of the salaries of the associated with technology costs with the software development program of the Company. Previously, in 2020, it capitalized 100% of the expenses incurred on technology. The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation. In 2021, due to the pandemic, it was very difficult to commercialize novel technology in the marketplace. Hence, the company decided to deploy all the technology resources in product development.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. Upon reaching release for commercialization, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. However, in 2022 and 2021 there were no amounts over federally insured limits.

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Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

NOTE 3:

3.1 SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company had capitalized its software development costs (“SDCs”) during this start-up period. The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally developed software over a 5 year period. However, the Company decided to decommission its earlier product called Pluaris and transition to an updated, advanced, AI SaaS platform called Lille.ai offered on freemium or subscription. As a result, it wrote off previous software assets.

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2022, the Company has recorded the impairment of the SDCs.

3.2 ORGANIZATIONAL COSTS

The Company had previously procured advisory services for a period of 20 months in 2020 and 2021 for its SEC filings including the 1-A POS Continuous Offering under Regulation A. The service advisor had previously agreed to forgo payment for services rendered in the past for an indefinite period recognizing the challenges of cash that the company was facing during the pandemic. As the services are related to the current offering that has not yet been marketed, the Company has recognized the costs as deferred offering costs, an intangible asset. The company has accounted for $251,500 as deferred offering costs under ASC340-10-S99 as on December 31, 2022.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founder and his family (related parties) as well as from commercial sources.

As of December 31, 2022, and 2021, the Company had an ending balance of $320,680 and $215,368. In 2022, the Company received forgiveness for the PPP Loan of $127,100 in 2022. On receiving the forgiveness from the Government, the company recognized the amount as Other Income. However, the founder was the principal investor for most of 2022. The company owes $287,779 to its founder as on December 31, 2022. The loan accrues interest expense at the rate of 18 percent per annum, but the interest has not yet been paid. Repayment terms have not been definitively provided for.

Additionally, in 2022 and 2021, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of December 31, 2022, the total borrowing from commercial sources including a line of credit was $84,725. The interest rates on these loans are 11.24 percent.

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India. The Company believes that this reflects the actual tax provision of the Company in all material respects. The Company does not expense software development.  To the extent possible, the book/tax treatments are identical. We do not have to calculate a deferred tax asset/liability related to NOLs and/or cost basis of software assets. Additionally, there is no presumption that the tax laws will not change regarding the future utilization of non-operating losses (NOLs).

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There is no recognized and recorded deferred tax asset or liability. The Company has future potential utilization of deferred tax attributes of net operating losses and amortization of intangible assets.  Management has determined not to report such tax assets given the possibility of future tax legislative changes and the risk that such tax assets may never be monetized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The company is involved with a few litigations with respect to payments.

American Express filed a complaint stating that it loaned an amount of $25,060 to the company which is unpaid. The Company has answered the claim and the amount remains in dispute.

Gravity Technologies Inc has commenced a commercial claim lawsuit claiming payment for services rendered to the Company. The outstanding claim is in the amount of $89,040 plus ongoing interest and other service charges. The Company denies the claims made and is vigorously disputing the claims. The Company believes it has meritorious defenses against the claims.

In another claim, a former employee has commenced a civil action that he is entitled to vacation pay and other benefits as part of compensation for services rendered. The Company believes that the claim lacks merit and is vigorously disputing the claims and believes it has meritorious defenses against such claims.

While not a formal lawsuit, the Company has received demands for unpaid compensation from a former financial and SEC advisor to the Company. Though, the advisor had previously agreed to forgo payment for services rendered in the past for an undefined period, he has demanded in writing immediate claim settlement in the form of unreasonable amounts of Class A stocks to be awarded to him right away. The total of the two agreements in dispute is $200,000 but the advisor has recently placed a claim of $320,000. The Company is vigorously disputing this claim and believes it has meritorious defenses against such claims.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock. Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 700,000,000 shares of Class A stock. Of the Class A shares, the Company has issued 31,472,532 and 29,723,732 shares as of December 31, 2022 and 2021, respectively. Additionally, the Company has authorized 200,000,000 shares of Class B stock and has issued 37,927,270 and 37,927,270 shares as of December 31, 2022, and 2021, respectively.

The Company has so far followed the practice of issuing stocks to team members as compensation without a vesting period. Towards the end of 2021, the Company issued stocks in advance to employees for futures services to a maximum of 12 months. The parties mutually agreed to cancel shares if the team member could not provide services for the required period.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder and his family who are related parties. The loan outstanding from its founder as of December 31, 2022 is $287,779 and from other shareholders is $32,901. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length. In addition, the company issued shares as compensation to its employees, Board members, and Growth Council members. As of December 31, 2022 the issued stocks during the year were valued at a discounted price from the prevailing market price to the amount of $236,431.

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NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations but has incurred a loss for all periods from Inception through December 31, 2022. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 29, 2023, the date the financial statements were available to be issued. The Company has raised equity of $77,525 offering discounted shares with trade restriction under Regulation D 506B. In addition, the founder and his immediate family, as related parties have provided unsecured, long-term debt of $37,700 to sustain the operations and support the development of Lille.ai. Management believes the launch of Lille.ai will soon be announced.

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